UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March, 2024

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated March 28, 2024, announcing that U.S. ferrosilicon producers including Ferroglobe USA, Inc., a wholly-owned subsidiary of Ferroglobe PLC, have filed petitions to stop unfairly traded imports from Russia, Kazakhstan, Malaysia, and Brazil.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

U.S. Ferrosilicon Producers File Petitions to Stop Unfairly Traded Imports from Russia, Kazakhstan, Malaysia, and Brazil

WASHINGTON, DC, March 28, 2024 – CC Metals and Alloys, LLC (“CCMA”) and Ferroglobe USA, Inc. (“Ferroglobe”), representing all American ferrosilicon production, today filed petitions with the U.S. Department of Commerce (“Commerce”) and U.S. International Trade Commission (“ITC”) alleging that unfairly priced and subsidized ferrosilicon imports from Russia, Kazakhstan, Malaysia, and Brazil are causing material injury to U.S. industry.

The antidumping and countervailing duty petitions detail unfair trade practices to sell ferrosilicon at less than fair value and allege dumping margins of up to 212%, as well as numerous subsidies. The petitions detail the extensive injury suffered by the U.S. industry and its workers, and request relief in the form of special duties on all associated imports.

“The onslaught of dumped imports from these countries over the last three years has caused serious harm to the U.S. industry, its workers, and the communities in which we operate,” said Marco Levi, Chief Executive Officer of Ferroglobe PLC. “A successful outcome in these cases will allow us to get back to work on a level playing field.”

“American producers can compete with anyone in the world, as long as we’re all playing by the same rules,” said Chris Cobb, CCMA’s plant manager. “Bringing these cases allows us to protect our colleagues, employees, and communities. Fortunately, our country’s trade laws are set up to support fair trade. On behalf of our employees, customers, and colleagues, we look forward to seeing those laws enforced and those who violate our laws held accountable.”

The cases filed today cover all types of ferrosilicon, regardless of chemistry, grade, or physical form.

After today’s filing, Commerce will initiate its antidumping and countervailing duty investigations by April 17, 2024, and the ITC is expected to make a preliminary injury determination by May 13, 2024.

About the CCMA and Ferroglobe

CCMA traces its roots back to 1949, when it was founded as a producer of large-volume commodity ferroalloys for the steel industry in Calvert City, Kentucky. Today CCMA is an ISO 9001 certified leading manufacturer of more than 40 different products including 18 different ferrosilicons and more than 20 different magnesium ferrosilicon inoculants, high purity, 3%-9% magnesium and proprietary alloys. CCMA ships over 100,000 metric tons of finished product annually from our manufacturing facility in Calvert City, KY via barge, rail and truck.

Ferroglobe is a wholly-owned U.S. subsidiary of Ferroglobe PLC, a world-leading producer of ferrosilicon, silicon metal, and manganese-based alloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. Through its subsidiaries, Ferroglobe owns metallurgical manufacturing facilities and other operations in Ohio, West Virginia, South Carolina, Alabama, Indiana, Florida and Kentucky.

For more information, visit https://www.ccmetals.com/ and https://www.ferroglobe.com/

Contact:

Elizabeth Posthumus: elizabeth@EAHstrategiesLLC.com, 202-445-9858